Exhibit 99.1

EHang Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

— Strong Quarterly and Annual Revenue Growth

— Quarterly and Annual Gross Margins Continued to Increase

— Achieved First Quarterly Positive Operating Cash Flow and Profitability

Guangzhou, China, March 24, 2020 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (AAV) technology platform company, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operational Highlights

•

Total revenues were RMB54.7 million (US$7.9 million), an increase of 421.4% year over year and an increase of 57.4% sequentially. Revenues from air mobility solutions were RMB37.1 million (US$5.3 million), an increase of 63.6 times year over year and an increase of 49.1% sequentially.

•	Gross margin was 60.7%, an increase of 4.6 percentage points year over year and an increase of 5.8 percentage points sequentially.

•	Operating profit was RMB2.1 million (US$0.3 million), compared with operating loss of RMB22.9 million in the fourth quarter of 2018 and operating loss of RMB10.6 million in the prior quarter.

•

Adjusted operating profit[1] (non-GAAP) was RMB3.8 million (US$0.5 million), compared with adjusted operating loss of RMB17.8 million in the fourth quarter of 2018 and an adjusted operating loss of RMB7.4 million in the prior quarter.

•	Net loss was RMB0.2 million (US$0.02 million), compared with net loss of RMB30.7 million in the fourth quarter of 2018 and net loss of RMB10.2 million in the prior quarter.

•

Adjusted net income[2] (non-GAAP) was RMB2.9 million (US$0.4 million), compared with adjusted net loss of RMB25.6 million in the fourth quarter of 2018 and adjusted net loss of RMB7.0 million in the prior quarter.

•

Net cash provided by operating activities was RMB15.2 million (US$2.2 million), significant growth from negative RMB6.7 million in the fourth quarter of 2018 and negative RMB30.4 million in the prior quarter.

•	Sales of the EHang 216, the world’s first commercially delivered passenger-grade AAV, reached 26 units, compared with none in the fourth quarter of 2018 and 18 units in the prior quarter.

Full Year 2019 Financial and Operational Highlights

[1]

Adjusted operating profit/loss is a non-GAAP financial measure, which is defined as operating profit/loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]

Adjusted net income/loss is a non-GAAP financial measure, which is defined as net income/loss excluding share-based compensation expenses and a one-time non-operational item. See “Non-GAAP Financial Measures” at the end of this press release.

•

Total revenues were RMB121.8 million (US$17.5 million), an increase of 83.2% from RMB66.5 million in 2018. Revenues from air mobility solutions were RMB85.9 million (US$12.3 million), an increase of 26.6 times from RMB3.1 million in 2018.

•	Gross margin was 58.5%, an increase of 7.7 percentage points from 50.8% in 2018.

•	Operating loss was RMB46.3 million (US$6.7 million), a decrease of 37.7% from RMB74.3 million in 2018.

•	Adjusted operating loss (non-GAAP) was RMB31.6 million (US$4.5 million), a decrease of 39.3% from RMB52.0 million in 2018.

•	Net loss was RMB48.0 million (US$6.9 million), a decrease of 40.4% from RMB80.5 million in 2018.

•	Adjusted net loss (non-GAAP) was RMB31.9 million (US$4.6 million), a decrease of 45.2% from RMB58.2 million in 2018.

•	Sales of the passenger-grade AAVs reached 61 units[3] in 2019, compared with only 3 units in 2018.

Business Highlights for the Fourth Quarter and Full Year 2019

•

On December 12, 2019, EHang successfully completed its initial public offering (IPO) of its American depositary shares (ADSs)[4] listed on Nasdaq Global Market under the ticker symbol “EH” and became the world’s first publicly traded Urban Air Mobility (UAM) company.

•

As a leader in the global UAM industry, EHang carried out trial or demo flights (including passenger-carrying flights) in 15 cities across China and Europe in 2019 to showcase the UAM applications. These cities include Guangzhou, Taizhou, Suzhou, Hangzhou, Chongqing, Yantai, Shenyang, Changchun, Dalian, Harbin, Shijiazhuang, Yangjiang, Turpan and Kashgar in China and Vienna in Europe.

•

EHang established partnerships on UAM with city governments in China and Europe in 2019, including Guangzhou in China and Linz in Austria. The Company expects to establish more city partnerships in 2020 to expand its UAM footprint globally.

•

As the first company approved for the passenger-grade AAV airworthiness certification pilot program by the Civil Aviation Administration of China (CAAC) and a member of the CAAC Special Expert Taskforce, EHang has been playing an important role in developing standards and regulations in China, such as the Provisional Administrative Measures for Trial Operations of Special Types of Unmanned Aerial Vehicles.

•

In October 2019, the Company signed an agreement to establish a command-and-control center for unmanned aerial system traffic management (UTM) at Heydar Aliyev International Airport in Baku, Azerbaijan, first of its kind globally.

[3]	Includes 60 units of the EHang 216 and 1 unit of the EHang 116.
[4]	Each ADS represents two Class A ordinary shares of the Company.

•

Under a strategic partnership with Vodafone GmbH established in October 2019, Vodafone will provide 5G connectivity to EHang AAVs for UAM applications in Europe and the parties will cooperate in the development of a UAM ecosystem in Europe.

•	EHang hired Mr. Edward Xu, the Ex-Head of Asia Transportation Research at Morgan Stanley, as its Chief Strategy Officer to lead the strategic planning initiatives in UAM.

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer commented: “In December 2019, EHang successfully completed its IPO on Nasdaq and became the world’s first publicly traded UAM company, which was a milestone achievement not only for EHang but also for the whole industry. As a new public company, EHang delivered record high quarterly results with impressive financial and operating performance. Our revenues grew significantly, gross margin continued to increase and we achieved first ever quarterly positive operating cash flow and operating profit. Such achievements reflect our strong competitive advantages arising from our global leadership in the UAM industry. Our business is experiencing some short-term turbulence from the COVID-19 outbreak. These include absence and late return of frontline workers, delayed fulfillment across our supply chain, and the short-term disruption on some of our customers’ industries such as tourism. However, this has also created new opportunities for us to explore, such as emergency delivery and rescue. We are confident in the long-term growth and robustness of our business. We are very optimistic about the future of the global UAM industry, which is expected to reach US$1.5 trillion by 2040 according to Morgan Stanley. We are confident that we will keep our leadership in this promising industry.”

Mr. Hu continued, “We are the first to enter into commercialization in the global industry. Our first-mover advantage has helped us be a pioneer in commercializing AAVs and establishing market standards. Our breakthroughs in the regulatory front, both in China and internationally (e.g. having obtained the first flight permit for the EHang 216 AAV by the Federal Administration of Aviation (FAA) in the US and the first flight permit for the EHang 216 AAV by the Civil Aviation Authority in Norway), have also underpinned our industry leadership and enhanced our customers’ confidence globally. Leveraging all these, we aim to not just be a technology product provider but a leading UAM platform company offering a comprehensive suite of solutions and services to develop an integrated UAM ecosystem. We look forward to building more partnerships with other businesses, city governments, regulators and investors globally to achieve this strategic goal and benefiting together from fast growing demands for UAM globally.”

Fourth Quarter 2019 Financial Results

Revenues

Total revenues were RMB54.7 million (US$7.9 million), up 421.4% year over year, and up 57.4% sequentially. Growth was driven by the Company’s core business of air mobility solutions, which represented 67.9% of total revenues. Sales of the EHang 216, the Company’s flagship passenger-grade AAV, reached 26 units compared with none in the same period of 2018.

Costs of revenues

Costs of revenues were RMB21.5 million (US$3.1 million), up 367.1% year over year, and up 37.1% sequentially, primarily due to the increased volume of AAVs sold.

Gross profit

Gross profit was RMB33.2 million (US$4.8 million), up 463.9% from RMB5.9 million in the fourth quarter of 2018 and up 74.1% from RMB19.1 million in the prior quarter.

Gross margin was 60.7%, up 4.6 percentage points from 56.1% in the fourth quarter of 2018 and up 5.8 percentage points from 54.9% in the prior quarter. Margin increased due to favorable revenue mix, as the Company derived a greater proportion of revenues from sales of higher-margin AAVs and other high margin solutions.

Operating expenses

Total operating expenses were RMB33.0 million (US$4.7 million), up 7.2% from RMB30.8 million in the fourth quarter of 2018, and up 10.0% from RMB30.0 million in the prior quarter. Operating expenses as a percentage of total revenues was 60.3%, compared with 293.3% in the fourth quarter of 2018 and 86.3% in the prior quarter. The increase in operating expenses was primarily due to higher sales and marketing expenses as the Company has entered the commercialization phase of EHang 216, its flagship passenger-grade AAV product, and higher research and development expenses as a result of continuous efforts in product development.

•

Sales and marketing expenses were RMB8.2 million (US$1.2 million), up 54.1% from RMB5.3 million in the fourth quarter of 2018, and up 32.4% from RMB6.2 million in the prior quarter. The increase in sales and marketing expense was mainly due to higher advertising and promotion expenses, as well as higher employee compensation and travel expenses related to the Company’s increased marketing efforts to promote air mobility solutions globally.

•

General and administration expenses were RMB9.4 million (US$1.3 million), down 23.3% from RMB12.2 million in the fourth quarter of 2018 and down 3.4% from RMB9.7 million in the prior quarter. The year-over-year decrease was mainly due to higher professional expenses incurred in the fourth quarter of last year when the Company started to prepare for a potential initial public offering.

•

Research and development expenses were RMB15.5 million (US$2.2 million), up 16.6% from RMB13.3 million in the fourth quarter of 2018 and up 9.5% from RMB14.1 million in the prior quarter. The increase was mainly due to higher research and development human and material expenses as the Company continued to strengthen its product development efforts.

Adjusted operating expenses5 (non-GAAP)

Adjusted operating expenses were RMB31.4 million (US$4.5 million), representing an increase of 21.3% from RMB25.8 million in the fourth quarter of 2018 and an increase of 16.8% from RMB26.8 million in the prior quarter. Adjusted operating expenses as a percentage of total revenues was 57.3%, compared with 246.4% in the fourth quarter of 2018 and 77.3% in the prior quarter.

Operating profit

Operating profit was RMB2.1 million (US$0.3 million), compared with operating loss of RMB22.9 million in the fourth quarter of 2018 and operating loss of RMB10.6 million in the prior quarter. Operating margin was 3.9%, compared with negative 218.3% in the fourth quarter of 2018 and negative 30.5% in the prior quarter.

[5]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Adjusted operating profit (non-GAAP)

Adjusted operating profit was RMB3.8 million (US$0.5 million) compared with adjusted operating loss of RMB17.8 million in the fourth quarter of 2018 and adjusted operating loss of RMB7.4 million in the prior quarter. Adjusted operating margin was 6.9%, compared to negative 169.7% in the fourth quarter of 2018 and negative 21.2% in the prior quarter. Positive operating profit is a milestone for the Company.

Net loss

Net loss was RMB0.2 million (US$0.02 million) with a net loss margin of 0.3%, compared with net loss of RMB30.7 million in the fourth quarter of 2018 and net loss of RMB10.2 million in the prior quarter.

Adjusted net income (non-GAAP)

Adjusted net income was RMB2.9 million (US$0.4 million) with an adjusted net margin of 5.2%, a significant improvement of RMB28.5 million compared with adjusted net loss of RMB25.6 million in the fourth quarter of 2018, and compared to adjusted net loss of RMB7.0 million in the prior quarter.

Adjusted net income attributable to EHang’s ordinary shareholders was RMB1.1 million (US$0.2 million) with an adjusted net margin of 2.0%.

Earnings / loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.22 (US$0.03). Adjusted basic and diluted net income per ordinary share6 (non-GAAP) were both RMB0.02 (US$0.003).

Basic and diluted net loss per ADS were both RMB0.44 (US$0.06). Adjusted basic and diluted net income per ADS7 (non-GAAP) were both RMB0.04 (US$0.006).

Full Year 2019 Financial Results

Revenues

Total revenues were RMB121.8 million (US$17.5 million), up 83.2% from RMB66.5 million in 2018, primarily driven by the significant increase in revenues generated from the Company’s core business of air mobility solutions, representing 70.5% of total revenues. Sales of the passenger-grade AAVs reached 61 units compared to only 3 units in 2018.

Costs of revenues

[6]

Adjusted basic and diluted net income/loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net income/loss per ordinary share excluding share-based compensation expenses, a one-time non-operational item and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

[7]

Adjusted basic and diluted net income/loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted net income/loss per ADS excluding share-based compensation expenses, a one-time non-operational item and accretion to redemption value of redeemable convertible preferred shares. See “Non-GAAP Financial Measures” at the end of this press release.

Costs of revenues were RMB50.6 million (US$7.3 million), representing an increase of 54.5% from RMB32.7 million in 2018, primarily due to the rapid growth of air mobility solutions.

Gross profit

Gross profit was RMB71.2 million (US$10.2 million), up 111.0% from RMB33.7 million in 2018. Gross margin was 58.5%, up 7.7 percentage points from 50.8% in 2018. This significant increase was mainly due to the rapid growth of the Company’s core business of air mobility solutions, which has relatively higher gross margins, and other high margin solutions.

Operating expenses

Total operating expenses were RMB121.0 million (US$17.4 million), up 3.9% from RMB116.4 million in 2018. Operating expenses as a percentage of total revenues was 99.3%, compared with 175.1% in 2018. The increase in operating expenses was primarily due to the increase in sales and marketing expenses, as the Company continued to strengthen its commercialization efforts.

•

Sales and marketing expenses were RMB26.9 million (USD$3.9 million), up 33.1% from RMB20.2 million in 2018, mainly due to higher advertising and promotion expenses, as well as employee compensation and travel expenses related to the Company’s increased marketing efforts to promote air mobility solutions globally.

•

General and administration expenses were RMB36.9 million (US$5.3 million), up slightly by 2.8% from RMB35.9 million in 2018 as a result of the Company’s efforts in maximizing the operating leverage effect.

•

Research and development expenses were RMB57.2 million (US$8.2 million), down 5.2% from RMB60.3 million in 2018, as the Company shifted more efforts towards its commercialization after completing the initial product development phase of its flagship product, EHang 216, in 2019.

Adjusted operating expenses (non-GAAP)

Adjusted operating expenses were RMB106.6 million, up 12.4% from RMB94.8 million in 2018. Adjusted operating expenses as a percentage of total revenue was 87.5%, compared to 142.6% in 2018.

Operating loss

Operating loss was RMB46.3 million (US$6.7 million), decreased by 37.7% from RMB74.3 million in 2018. Operating loss as a percentage of total revenues was 38.0%, compared with 111.8% in 2018.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB31.6 million (US$4.5 million), decreased by 39.3% from RMB52.0 million in 2018. Adjusted operating loss as a percentage of total revenues was 25.9%, compared with 78.3% in 2018.

Net loss

Net loss was RMB48.0 million (US$6.9 million), down 40.4% from RMB80.5 million in 2018. Net loss as a percentage of total revenues was 39.4%, compared with 121.0% in 2018.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB31.9 million (US$4.6 million), decreased 45.2% from RMB58.2 million in 2018. Adjusted net loss as a percentage of total revenues was 26.2%, compared with 87.5% in 2018.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB1.24 (US$0.18) in 2019. Adjusted basic and diluted net loss per ordinary share (non-GAAP) were both RMB0.53 (US$0.08).

Basic and diluted net loss per ADS were both RMB2.48 (US$0.36) in 2019. Adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.06 (US$0.16).

Business Outlook

Although there are short-term impacts of the COVID-19 outbreak on the Company’s supply chain and some of the customers’ industries, the Company is gradually recovering to normal operations and business initiatives, and the Company expects that the year-over-year growth of its annual total revenues in 2020 will be at least 200%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, March 24, 2020, U.S. Eastern Time (8:00 PM on March 24, 2020, Beijing/Hong Kong Time).

To join, please dial in 15 minutes before the call is scheduled to begin and provide the passcode 9361806.

	Phone Number	Toll-Free Number
International	+65 6713-5090
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 4006208038 +86 8008190121

A replay of the conference call may be accessed by phone at the following numbers until April 1, 2020. To access the replay, please reference the conference ID 9361806.

Phone Number
International	+61 2 8199-0299
United States	+1 (646) 254-3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (AAV) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (UAM) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Accounting Pronouncement

The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the modified retrospective transition approach beginning January 1, 2019. The adoption did not have a significant impact on the Company’s operating results for the three months and the year ended December 31, 2019 and the comparable periods.

Non-GAAP Financial Measures

The Company uses adjusted operating profit/loss, adjusted net income/loss, adjusted operating expenses, adjusted basic and diluted net income/loss per ordinary share and adjusted basic and diluted net income/loss per ADSs (the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure, operating profit margin and net margin or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Investor Contact:

ir@ehang.com

In the U.S.: Julia@blueshirtgroup.com

In China: Susie@blueshirtgroup.com

Media Contact:

pr.cn@ehang.com

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	61,519	321,662	46,204
Short-term investments	—	7,674	1,102
Accounts receivable, net	2,538	41,103	5,905
Unbilled revenue	—	4,807	690
Cost and estimated earnings in excess of billings	18,411	14,212	2,041
Inventories	3,917	18,490	2,656
Prepayments and other current assets	15,369	20,565	2,954

Total current assets	101,754	428,513	61,552

Non-current assets:
Property, plant and equipment, net	19,058	16,272	2,337
Intangible assets, net	395	1,209	174
Long-term investments	3,057	2,983	428
Deferred tax assets	135	184	26
Other non-current assets	272	252	36

Total non-current assets	22,917	20,900	3,001

Total assets	124,671	449,413	64,553

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Short-term bank loan	5,000	5,000	718
Accounts payable	14,659	27,285	3,919
Contract liabilities	5,907	9,918	1,425
Accrued expenses and other liabilities	31,197	53,310	7,658
Deferred government subsidies	80	80	11
Income taxes payable	—	5	1

Total current liabilities	56,843	95,598	13,732

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of December 31, 2019
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Non-current liabilities:
Long-term loans	—	32,534	4,673
Deferred tax liabilities	292	292	42
Unrecognized tax benefit	4,892	5,494	789
Deferred government subsidies	220	140	20

Total non-current liabilities	5,404	38,460	5,524

Total liabilities	62,247	134,058	19,256

Mezzanine equity:
Series Seed 1 convertible preferred shares	10,008	—	—
Series Seed 2 convertible preferred shares	9,606	—	—
Series Seed 3 convertible preferred shares	2,037	—	—
Series A redeemable convertible preferred shares	76,166	—	—
Series B redeemable convertible preferred shares	376,359	—	—
Series C redeemable convertible preferred shares	130,565	—	—

Total mezzanine equity	604,741	—	—

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Shareholders’ (deficit)/equity:
Class A ordinary shares	8	44	6
Class B ordinary shares	27	28	4
Additional paid-in capital	89,160	1,020,691	146,613
Statutory reserves	485	1,035	149
Accumulated deficit	(644,076)	(720,419)	(103,482)
Accumulated other comprehensive income	8,849	10,195	1,464

Total EHang Holdings Limited shareholders’ (deficit)/equity	(545,547)	311,574	44,754
Non-controlling interests	3,230	3,781	543

Total shareholders’ (deficit)/equity	(542,317)	315,355	45,297

Total liabilities, mezzanine equity and shareholders’ equity	124,671	449,413	64,553

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	2018 Q4	2019 Q3	2019 Q4		2018	2019
	Single quarter	Single quarter	Single quarter		Whole year	Whole year
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Total revenues	10,487	34,745	54,684	7,855	66,487	121,814	17,497
Costs of revenues	(4,600)	(15,674)	(21,488)	(3,087)	(32,740)	(50,596)	(7,268)

Gross profit	5,887	19,071	33,196	4,768	33,747	71,218	10,229

Operating expenses:
Sales and marketing expenses	(5,292)	(6,162)	(8,157)	(1,172)	(20,174)	(26,855)	(3,857)
General and administrative expenses	(12,206)	(9,692)	(9,364)	(1,345)	(35,939)	(36,948)	(5,307)
Research and development expenses	(13,264)	(14,123)	(15,468)	(2,222)	(60,276)	(57,167)	(8,212)

Total operating expenses	(30,762)	(29,977)	(32,989)	(4,739)	(116,389)	(120,970)	(17,376)

Other operating income	1,987	326	1,938	278	8,293	3,407	489

Operating (loss)/profit	(22,888)	(10,580)	2,145	307	(74,349)	(46,345)	(6,658)

Other income/(expense):
Interest income	194	150	237	34	1,057	883	127
Interest expenses	(189)	(110)	(428)	(61)	(564)	(837)	(120)
Foreign exchange (loss)/gain	(28)	360	(287)	(41)	70	109	16
Other income	78	88	199	29	1,690	440	63
Other expense	(8,091)	—	(1,390)	(200)	(8,129)	(1,416)	(203)

Total other (expense)/income	(8,036)	488	(1,669)	(239)	(5,876)	(821)	(117)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”) except for number of shares and per share data)

	2018 Q4	2019 Q3	2019 Q4		2018	2019
	Single quarter	Single quarter	Single quarter		Whole year	Whole year
	RMB	RMB	RMB	USD	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
(Loss)/Income before income tax and share of net loss from an equity investee	(30,924)	(10,092)	476	68	(80,225)	(47,166)	(6,775)

Income tax expenses	290	(49)	(627)	(90)	(76)	(754)	(108)

Loss before share of net loss from an equity investee	(30,634)	(10,141)	(151)	(22)	(80,301)	(47,920)	(6,883)
Share of net loss from an equity investee	(37)	(59)	(5)	(1)	(162)	(74)	(11)

Net loss	(30,671)	(10,200)	(156)	(23)	(80,463)	(47,994)	(6,894)

Net loss	(30,671)	(10,200)	(156)	(23)	(80,463)	(47,994)	(6,894)
Net loss/(income) attributable to non-controlling interests	3,544	(192)	(1,777)	(255)	1,350	(551)	(79)

Net loss attributable to EHang Holdings Limited	(27,127)	(10,392)	(1,933)	(278)	(79,113)	(48,545)	(6,973)
Accretion to redemption value of redeemable convertible preferred shares	—	(10,660)	(13,554)	(1,947)	—	(27,248)	(3,914)

Net loss attributable to ordinary shareholders	(27,127)	(21,052)	(15,487)	(2,225)	(79,113)	(75,793)	(10,887)
Net loss per share:
Basic and diluted	(0.47)	(0.35)	(0.22)	(0.03)	(1.39)	(1.24)	(0.18)

Shares used in net loss per share computation (in thousands of shares):
Basic and diluted	56,792	59,582	71,236	71,236	56,792	61,136	61,136

Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and Diluted	(0.94)	(0.70)	(0.44)	(0.06)	(2.78)	(2.48)	(0.36)

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USS”) except for number of shares and per share data)

	2018 Q4	2019 Q3	2019 Q4		2018	2019
	Single quarter	Single quarter	Single quarter		Whole year	Whole year
	RMB	RMB	RMB	USD	RMB	RMB	USD
Gross profit	5,887	19,071	33,196	4,768	33,747	71,218	10,229

Plus: Share-based compensation	174	71	—	—	707	365	52

Adjusted gross profit	6,061	19,142	33,196	4,768	34,454	71,583	10,281

Adjusted gross profit margin	57.80%	55.09%	60.71%		51.82%	58.76%

Operating expenses	(30,762)	(29,977)	(32,989)	(4,739)	(116,389)	(120,970)	(17,376)
Plus: Share-based compensation	4,921	3,132	1,632	234	21,593	14,382	2,066

Adjusted operating expenses	(25,841)	(26,845)	(31,357)	(4,505)	(94,796)	(106,588)	(15,310)

Adjusted operating expenses percentage	246.41%	77.26%	57.34%		142.58%	87.50%

Operating (loss)/profit	(22,888)	(10,580)	2,145	307	(74,349)	(46,345)	(6,658)
Plus: Share-based compensation	5,095	3,203	1,632	234	22,300	14,747	2,118

Adjusted operating (loss)/profit	(17,793)	(7,377)	3,777	541	(52,049)	(31,598)	(4,540)

Adjusted operating (loss)/profit margin	169.67%	21.23%	6.91%		78.28%	25.94%

Net loss	(30,671)	(10,200)	(156)	(23)	(80,463)	(47,994)	(6,894)
Plus: Share-based compensation	5,095	3,203	1,632	234	22,300	14,747	2,118
Plus: One-time non-operational expense	—	—	1,384	199	—	1,384	199

Adjusted net (loss)/income	(25,576)	(6,997)	2,860	410	(58,163)	(31,863)	(4,577)

Adjusted net (loss)/income margin	243.88%	20.14%	5.23%		87.48%	26.16%

EHANG HOLDINGS LIMITED

CONDENSED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	2018 Q4	2019 Q3	2019 Q4		2018	2019
	Single quarter	Single quarter	Single quarter		Whole year	Whole year
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to ordinary shareholders	(27,127)	(21,052)	(15,487)	(2,225)	(79,113)	(75,793)	(10,887)
Plus: Share-based compensation	5,095	3,203	1,632	234	22,300	14,747	2,118
Plus: One-time non-operational expense	—	—	1,384	199	—	1,384	199
Plus: Accretion to redemption value of redeemable convertible preferred shares	—	10,660	13,554	1,947	—	27,248	3,914

Adjusted net (loss)/income attributable to ordinary shareholders	(22,032)	(7,189)	1,083	155	(56,813)	(32,414)	(4,656)

Adjusted net (loss)/income attributable to ordinary shareholders margin	210.09%	20.69%	1.98%		85.45%	26.61%

Adjusted basic and diluted net (loss)/income per share	(0.39)	(0.12)	0.02	0.003	(1.00)	(0.53)	(0.58)
Adjusted basic and diluted net (loss)/income per ADS	(0.78)	(0.24)	0.04	0.006	(2.00)	(1.06)	(1.16)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	2018	2019 Q4	2019
	Whole year	Single quarter	Whole year
	RMB	RMB	RMB	USD
		(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(80,463)	(156)	(47,994)	(6,894)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and Amortization	5,601	1,488	5,673	815
Deferred income tax benefit	(135)	(49)	(49)	(7)
Share-based compensation	22,300	1,632	14,747	2,118
Loss on disposal of property, plant and equipment	159	28	28	4
Share of net loss from an equity investee	162	5	74	11
Impairment of film investment as passive investor	8,000	—	—	—
Allowance for doubtful accounts	231	836	619	89

Changes in operating assets and liabilities:
Accounts receivable	3,442	(4,869)	(39,035)	(5,608)
Unbilled revenue	—	(4,807)	(4,807)	(690)
Cost and estimated earnings in excess of billings	(18,411)	952	4,199	603
Inventories	(2,519)	(559)	(12,305)	(1,768)
Prepayments and other current assets	7,344	1,283	(5,346)	(768)
Other non-current assets	(272)	(24)	20	3
Accounts payable	917	3,163	10,358	1,488
Contract liabilities	4,699	7,685	4,011	576
Income taxes payable	—	(44)	5	1
Deferred government subsidies	(80)	(20)	(80)	(11)
Unrecognized tax benefits	—	602	602	86
Accrued expenses and other liabilities	6,040	8,010	14,187	2,038

Net cash (used in)/provided by operating activities	(42,985)	15,156	(55,093)	(7,914)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“USD”))

	2018	2019 Q4	2019
	Whole year	Single quarter	Whole year
	RMB	RMB	RMB	USD
		(Unaudited)	(Unaudited)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of intangible assets	(19)	(819)	(999)	(143)
Proceeds from maturity of short-term investments	149,510	66,200	105,730	15,187
Purchase of short-term investments	(110,510)	(55,774)	(113,404)	(16,289)
Purchase of property and equipment	(4,930)	(1,731)	(2,740)	(394)
Purchase of long-term investment	(300)	—	—	—
Loan to a related party	(425)	—	(425)	(61)
Repayment of loan from a related party	—	—	425	—
Film investment as passive investor	(8,000)	—	—	—

Net cash flow from/(used in) investing activities	25,326	7,876	(11,413)	(1,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from a short-term bank loan	5,000	—	5,000	718
Repayment of a short-term bank loan	—	—	(5,000)	(718)
Proceeds from loans from a third party	10,000	—	30,000	4,309
Repayment of loans to third parties	(3,000)	—	(5,000)	(718)
Proceeds from issuance of a subsidiary’s equity to a non-controlling interest holder	4,000	—	—	—
Shares issued upon vesting of restricted share units	—	2	5	1
Proceeds from initial public offering, net of issuance costs	—	252,861	252,861	36,321
Proceeds from issuance of Series C redeemable convertible preferred shares	—	—	47,436	6,814

Net cash provided by financing activities	16,000	252,863	325,302	46,727

Effect of exchange rate changes on cash and cash equivalents	1,723	(605)	1,347	193
Net increase in cash and cash equivalents	64	275,290	260,143	37,367
Cash and cash equivalents at the beginning of the period/year	61,455	46,372	61,519	8,837

Cash and cash equivalents at the end of the period/year	61,519	321,662	321,662	46,204